EXPERIENCE ART AND DESIGN, INC.

27929 S.W. 95th Avenue, Suite 1101

Wilsonville, OR 97070

October 17, 2013

VIA ELECTRONIC DELIVERY

Mr. Jay Ingram

Legal Branch Chief

Division of Corporation Finance

U. S. Securities and Exchange Commission

Washington, D. C. 20549-4631

Re:      Experience Art and Design, Inc.

            Amendment 1 to Current Report on Form 8-K

            Filed September 16, 2013

            Quarterly Report on Form 10-Q for the quarter ended June 30, 2013

            Filed August 23, 2013

            File Number 0-54968

Dear Mr. Ingram:

            This letter is in response to your comment letter dated October 8, 2013, to Gordon C. Root as President and Chief Executive Officer of Experience Art and Design, Inc. (the “Company”), regarding the Company’s Amendment No. 1 to the Current Report on Form 8-K filed September 16, 2013, and the Quarterly Report on Form 10-Q for the quarter ended June 30, 2013. The Company has today filed electronically on EDGAR a marked copy of the Company’s Amendment No. 2 to the Current Report on Form 8-K/A (the “Current Report”) along with this letter. The revisions incorporate the changes made in response to your comments which are itemized below.

Amendment 1 to Current Report on Form 8-K

Industry and Market Overview, page 7

  We note your response to comment eight in our letter dated June 4, 2013. There appears to be no basis for your view that you consider yourself part of the fine art industry and for your disclosure that you will conduct business in the fine art industry. “Art Market Trends 2011,” your principal third party source of information on the fine art industry, includes data on original works of art which comprise the global fine art auction market. As indicated on page 23 of “Art Market Trends 2011,” buyers “selected works not only on a signature basis, but also on the basis of significant criteria such as the historical importance of the painting or sculpture, its newness to the market, its provenance, its decorative quality (particularly the theme) and its format.” Please revise the disclosure at the outset of this section and throughout to make clear that your business is comprised of the Chiurazzi mould collection which you use to create reproductions of original works of art for sale primarily to individual art collectors. We note the revised disclosure on page 17 that your focus on sales to individual art collectors will be your primary activity in the near term.

U. S. Securities and Exchange Commission

October 17, 2013

Response:

            We have revised the Current Report to clarify that our business is comprised of the Chiurazzi Mould Collection which we use to create reproductions of original works of art for sale primarily to individual art collectors.

Description of Business, page 9; The Future of Chiurazzi, page 14

  Please revise to make clear at the outset that your focus on sales to individual art collectors will be your primary activity in the near term. We note the revised disclosure on page 17.

Response:

            We have revised the Current Report to provide that we will focus on sales to individual art collectors as our primary activity in the near term.

History of the Chiurazzi Foundry, page 9

   We note the disclosure in the second paragraph that “[t]he Chiurazzi Foundry is one of the few firms in possession of direct casts from classical works in the Naples Museum.” Please elaborate on what other firms are in possession of direct casts from classical works in the Naples Museum and to what extent those firms are your competitors.

Response:

            We have revised the Current Report to provide that firms other than Chiurazzi were permitted to take direct casts from classical works in the Naples Museum. We know of no such firms currently in operation who would be our competitors.

Chiurazzi Mould Collection, page 11

4.    Please revise the fourth and fifth paragraphs to make clear that the Chiurazzi mould collection consists of moulds cast from original works of art by Michelangelo and others. As currently drafted, the disclosure suggests or implies that the Chiurazzi mould collection consists of original works of art by Michelangelo and others.

U. S. Securities and Exchange Commission

October 17, 2013

Response:

            We have revised the Current Report to clarify that the Chiurazzi Mould Collection consists of moulds cast from original works of art by Michelangelo and others.

Chiurazzi Editions, page 12

5.   Please remove the word “Originals” from the category of “Posthumous First Edition Originals” here and elsewhere. As your disclosure indicates, the posthumous first edition category consists of full size museum quality “replicas” of the original works of art and is limited to nine “reproductions” per mould.

Response:

            We have revised the Current Report to rename the category of “Posthumous First Edition Originals” to “Posthumous First Editions.”

6.   Please revise the disclosure relating to the “Full-Size Limited Editions” category to make clear that this category consists of full size museum quality replicas of the original works of art in excess of the nine reproductions per mould in the posthumous first edition category.

Response:

            We have revised our disclosure to clarify that the “Full-Size Limited Editions” consist of full-size museum quality replicas of the original works of art over and above the nine reproductions per mould created as Posthumous First Editions.

7.  Please revise the disclosure relating to the “Exacting Reductions” and “Open Editions” categories to make clear that these categories consist of replicas or reproductions of the original works of art.

Response:

            We have revised our disclosure to clarify that “Exacting Reductions” and “Open Editions” consist of replicas or reproductions of original works of art.

Locations of Works from the Chiurazzi Collection, page 13

8.   The statement in the penultimate paragraph that the bronzes inspiring the replicas at the Getty Villa in Malibu, California can be seen 1,400 miles away in the National Archaeological Museum in Naples, Italy is inaccurate. Please revise the mileage.

U. S. Securities and Exchange Commission

October 17, 2013

Response:

            We have corrected the distance between Malibu, California and Naples, Italy to 6,400 miles.

9.  We note your response to comment 15 in our June 4, 2013 letter. Please revise the last paragraph to make clear that the identified collectors “art not actively endorsing or promoting future sales of the Company artwork.”

Response:

            We have added the clarifying language.

The Future of Chiurazzi, page 14, Competitive Advantages, page 19

10. We note your response to comment 17 in our letter dated June 4, 2013. Delete also the words “and antiquities” in the last paragraph’s fourth sentence on page 15 and in the first paragraph’s second sentence on page 19.

Response:

            We have deleted the words “and antiquities” in the last paragraph’s fourth sentence but did not delete the words on page 19 because the antiquities in that sentence refer to the works from which our moulds were derived which does consist of antiquities.

Auction Houses – the Frontline of Distribution from the Chiurazzi Collection, page 38

11. Disclosure in the second paragraph states that several top-tier auction houses have regular auctions featuring European bronze sculpture “which have sold a limited number of sculptures from the Chiurazzi Collection in the past.” Please clarify whether the auction houses sold the Chiurazzi Collection’s replicas or reproductions of the original European bronze sculpture.

Response:

            We have clarified our disclosure to clarify that auction houses have sold reproductions produced from the Chiurazzi Mould Collection.

Demand, page 40

12. We note the statement in the first paragraph that “Fine art sculptures, such as those of the Chiurazzi Collection, are only a small part of the overall fine art market. . .” Please revise to make clear that the Chiurazzi Collection consists of moulds used to create replicas or reproductions of original works of sculpture.

U. S. Securities and Exchange Commission

October 17, 2013

Response:

            We have revised our disclosure to provide that our sculptures are reproductions.

Unregistered Sales of Equity Securities, page 65

13. For the shares of common stock issued to 11 holders and to Chiurazzi International, LLC, please state the aggregate consideration that you received. See  Item 702(c) of Regulation S-K.

Response:

            We have revised and updated our disclosure in this section as well as the MD&A to provide for consideration received to date.

Form 10-Q for the quarter ended June 30, 2013

Consolidated Statements of Cash Flows, page 8

14. Please explain to us the reason the “change in accounts payable and accrued liabilities – related party” is classified as a financing activity on your statement of cash flows. Refer to FASB ASC 230-10-45.

Response:

            The "change in accounts payable and accrued liabilities - related party" should have been labeled as "change in due to related party" as the balance is related to cash collected by the Company on behalf of CI Holdings and is not related to operating activities. The Company will change the caption on the balance sheet from "accounts payable and accrued liabilities - related party" to "due to related party" and the related caption on the statement of cash flows in prospective filings beginning with the Quarterly Report on Form 10-Q for the quarter ended September 30, 2013.

            We trust that the Company’s responses and revisions address the comments raised in your letter to the Company dated October 8, 2013. However, the Company will provide further information and make further revisions at your direction.

Very truly yours,

“Kenneth R. Kepp”
Kenneth R. Kepp
Chief Operating Officer